Exhibit (a)(1)(x) Option Exchange Program Education & Information Session January 30, 2024

Disclaimer The statements in this presentation concerning the Option Exchange, Eligible Options, the equity incentive plans, and the replacement Options are summaries and are not complete descriptions thereof. The full text of these documents has been filed with the Securities and Exchange Commission and are accessible on the website resources page, which we strongly encourage you to review prior to deciding whether to participate in the Option Exchange. Option Exchange Offer | 2024 1

Option Overview 01 Program Details 02 Agenda Making Your Elections 03 Key Dates & Next Steps 04 Option Exchange Offer | 2024 2

Option Overview 3

Stock Option Refresher • The right to purchase a fixed number of shares of Aligos stock at a fixed price (exercise price) over a fixed period-of-time. • Upon vesting, you have a right to exercise the vested portion at any time until the earlier of the expiration date of that option or 3 months after the termination of your service (12 months in the event of death or permanent disability). • All options are granted with term of ten years from the date of grant. • Upon a termination of service, you are generally entitled to three months in which to exercise an option for any shares that were vested at the time of a termination of service. All unvested shares subject to an option are generally forfeited as of date of a termination of service. Grant Date Vest Date Expiration Date Option Exchange Offer | 2024 4

Our Compensation Philosophy • Since the founding of Aligos Therapeutics, equity awards have been a key component of compensation for employees and directors. This was intended to encourage employees and directors to act like owners of the company. • We believe that equity awards help align the incentives of individuals and the company, which leads to more collaboration, coordination, and ultimately better results. Option Exchange Offer | 2024 5

Underwater Options Aligos Therapeutics’ share price has declined over recent years, leaving all Eligible Options ‘Underwater’ (i.e. they have a Strike Price that is higher than the current price of Aligos Therapeutics stock). Aligos Therapeutics’ Stock Price $40 $35 $30 $25 $20 $15 $10 $5 $0 2021 Avg. Strike Price 2022 Avg. Strike Price 2023 Avg. Strike Price Weekly Stock Price Option Exchange Offer | 2024 6

Exchange Program Aligos is offering a voluntary, one-time opportunity to exchange Eligible Options for new replacement Option grants. Not Participating There is no obligation to participate in the Option Exchange, and your election to participate will have no effect on our decision to grant future equity awards. Participating • All current employees and directors who reside in the US or Switzerland are entitled to exchange Eligible Options for Replacement Options. • Can be done on a grant-by-grant basis: • Eligible Options you elect to exchange will be cancelled. • Replacement Stock Options will be granted. • A new Grant Agreement will be provided. Option Exchange Offer | 2024 7

Program Details 8

Exchange Provisions Which Stock Options Are Eligible Can I Exchange a Portion of My Who is Eligible? for the Exchange? Eligible Options? All employees and directors who reside in the 2020 Plan Only; 2018 Plan is Excluded: Yes: US or Switzerland: ● 2020 Incentive Award Plan● You may elect to exchange your Eligible ● Generally, you are eligible if you (i) are an Options on a grant-by-grant basis. employee or director on the date this offer ● Excludes options with Strike Prices under commences and remain an employee or the 52-week high ($2.10)● No partial exchanges of any grants will be director, as applicable, through the permitted. You either exchange all options completion of the option exchange, (ii) are granted on a certain date, or none of those resident in the United States or Switzerland; options. and (iii) hold at least one Eligible Option. Option Exchange Offer | 2024 9

Exchange Provisions When Can I Exchange My What is the Grant Date of the When Will the Replacement Eligible Options? Replacement Options? Options Vest? During the Option Exchange February 28, 2024 One-Year Vesting Schedule¹ or Mapped to Current Vesting Schedule¹ ● The exchange window opens on January 30, ● The new, replacement Options will be 2024, and closes at 11:59 PM (EST) on granted on February 28, 2024.● The new replacement options that are February 27, 2024. granted in the Option Exchange will vest based on the eligible Option’s current vest state. ● Previously Vested Options: ● 1 Year ● Previously Unvested Options: ● < 12 Months: 1 Year ● > 12 Months: Mapped to Current Vesting Schedule ¹ Should you terminate employment with Aligos Therapeutics before the vesting period is over, any Options that have not yet vested will be forfeited (even if the option award exchanged in the Option Exchange had previously fully vested). Option Exchange Offer | 2024 10

Exchange Ratio | Tier 1 For Grants Greater Than or Equal to $2.10 to $11.85 Eligible Options 1.4 The number of replacement Options will The value that you can be rounded down to the realize from the nearest whole share. Replacement Options, or Fractional Options will not your existing Eligible be granted in the Option Options, depends on Exchange. Aligos Therapeutics future share price and timing of exercise. Stock Options 1 Option Exchange Offer | 2024 11

Exchange Ratio | Tier 2 For Grants at $11.86 or higher Eligible Options 3.4 The number of replacement Options will The value that you can be rounded down to the realize from the nearest whole share. Replacement Options, or Fractional Options will not your existing Eligible be granted in the Option Options, depends on Exchange. Aligos Therapeutics future share price and timing of exercise. Stock Options 1 Option Exchange Offer | 2024 12

Your Choice Participation Approvals The choice to participate in the Option Although the Aligos Therapeutics Board of Exchange is solely up to YOU. If you do Directors has approved this Option not participate in the Option Exchange, Exchange, neither Aligos Therapeutics, the you will continue to hold your Eligible members of our Board of Directors, nor our Options. Your election to participate in the management is making any Option Exchange will have no effect on our recommendations as to whether you decision to grant future equity awards. should participate in the Option Exchange. Option Exchange Offer | 2024 13

U.S. Taxation We strongly recommend that you consult with your own legal counsel, accountant, financial and/or tax advisor(s) to determine the personal tax consequences of participating in the Option Exchange. • Choosing to participate in the exchange is NOT expected to give rise to an immediate U.S. taxable event in the ordinary course. • Tax consequences may vary depending on each individual’s circumstances. Option Exchange Offer | 2024 14

More Information Today’s meeting is just the first step. Please reach out to our dedicated Option Exchange email: aligos@infiniteequity.com if you have any questions. Option Exchange Offer | 2024 15

Making Your Elections 16

Overview Your final elections must be received prior to the Option Exchange deadline of 11:59 PM (EST) on Tuesday, February 27, 2024. Elections What You Confirmation Made Can Do of Elections Your elections can be made through • View Offer Documents and FAQs. You will receive an email confirmation of your elections upon completion. the Option Exchange Program • Elect to exchange eligible Stock website: Options on a grant-by-grant basis. • You can change your election any https://myoptionexchange.com time during the offer period. • View the cross-over point for each eligible Stock Option and model • Once the Option Exchange has the value of your Stock Options closed, only the final election will and your new potential grants at be considered. assumed future Stock Prices. Option Exchange Offer | 2024 17

MyOptionExchange.com 1. Go to https://www.MyOptionExchange.com and click on the link shown on the right to register to create a new user account. Option Exchange Offer | 2024 18

MyOptionExchange.com 2. Create a new account using your work email and selecting a password of your choice. Passwords must be a minimum of 8 characters, include both upper and lower-case letters, and at least one special character. Option Exchange Offer | 2024 19

MyOptionExchange.com 3. Once you’ve created a new account, log in using your work email and newly-created password. MyOptionExchange utilizes verification identity, so each time you attempt to log in you’ll need to provide a verification code. A verification code will be sent to your work e-mail. The verification code will remain active for approximately 30 minutes, after which a new code will need to be requested. Option Exchange Offer | 2024 20

MyOptionExchange.com 4. If you need a new verification code, click ‘Resend Code’, otherwise, type in the verification code you received via email. The verification email will come from info@mail.infiniteequity.com. Option Exchange Offer | 2024 21

MyOptionExchange.com 5. The homepage has resources as well as information about the exchange. You will want to click the ‘Election Form’ button or the ‘Election Form’ tab at the top of the screen in order to proceed with making your elections. Option Exchange Offer | 2024 22

MyOptionExchange.com 6. You can now proceed with making your elections. You will submit your elections on the Election Form page by indicating which Eligible Options you wish to exchange by selecting “Exchange” or “Do Not Exchange” in the Election column. Option Exchange Offer | 2024 23

MyOptionExchange.com 7. After making your elections, you will be asked to confirm them through electronic signature. You will be sent an email confirmation after you hit ‘Submit’. Option Exchange Offer | 2024 24

MyOptionExchange.com 8. Once you have confirmed your election and are ready to exit your session, click the ‘Log Off’ button. Option Exchange Offer | 2024 25

MyOptionExchange.com MyOptionExchange.com has tools to model out the value of your Eligible Options at various potential future stock prices based on which grants you choose to exchange. Just click the ‘Value Calculator’ button on the exchange page or the ‘Value Calculator’ tab to access this tool. Option Exchange Offer | 2024 26

Key Dates & Next Steps 27

Key Dates and Next Steps Tuesday, January 30, 2024 Commencement of Exchange Eligible employees and directors can elect whether to exchange Stock Options on a January 30, 2024 to February 27, 2024 grant-by-grant basis through the MyOptionExchange.com portal • Exchange window closes at 11:59 PM Tuesday, February 27, 2024 (EST) on February 27, 2024 • Exchanged Eligible Stock Options cancelled Replacement Options are granted, and Wednesday, February 28, 2024 replacement grant agreements will be made for acceptance Option Exchange Offer | 2024 28

Appendix 29

Key Terms & Definitions The number of shares underlying Eligible Options you will need to exchange for 1 share underlying a Replacement Option (e.g., 2 shares underlying Exchange Ratio a Stock Option for 1 share underlying a new Option). The last possible time you can elect to participate in the Option Exchange. The Option Exchange is scheduled to expire at 11:59 PM (EST) on February Expiration Time 27, 2024, unless extended. The Stock Options that are allowed to be exchanged during the Option Exchange Offer. Eligible Options Stock Option The right to buy a share of Aligos Therapeutics common stock, at a fixed price (called the Strike Price or Exercise Price) for a certain period of time. Strike Price / The price at which Aligos Therapeutics shares can be purchased upon exercise of a Stock Option. The Strike Price is set when the Stock Option is granted. Exercise Price Underwater Option A Stock Option that has a Strike Price that is higher than the current price of Aligos Therapeutics stock. The new Stock Options granted to you, in place of the Eligible Options, if you chose to participate in the Option Exchange. Replacement Options The time period in which you must remain in employment or service with Aligos Therapeutics in order to vest in the Replacement Options received. Any Vesting Period unvested, Replacement Options may be forfeited at the time of a termination of service. Option Exchange Offer | 2024 30